DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

IZUMI GARDEN T
1-6-1 ROPP
MINATO-KU, TOKYO
TELEPHONE (03) 55
FAX (03) 5561 4...

WRITER'S DIRECT

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

3A CHATER ROAD
HONG KONG


03045654

October 1, 2003

3-31-03

Attn: Ms. Nina Mojiri-Azad
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **File No. 82-34738: Taiyo Life Insurance Company Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

We enclose, on behalf of Taiyo Life Insurance Company (the "Company"), a letter from the Company supplementing its April 7, 2003 application and subsequent July 11, 2003 application supplement for exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder.

As requested by the Company in the enclosed letter, we would appreciate your directing any questions or comments concerning such letter to Theodore A. Paradise, Jennifer Y. Ishiguro or Matthew W. Crowe of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan, telephone 011-81-3-5561-4421, facsimile 011-81-3-5561-4425.

Kindly acknowledge your receipt of this letter and the enclosed letter by stamping the enclosed receipt copy and returning the same to the undersigned in the enclosed, postage-paid envelope.

Very truly yours,

Theodore A. Paradise

dlw 1/22

Enclosures

cc: Masahiro Asaji
Taiyo Life Insurance Company
Jennifer Y. Ishiguro
Matthew Crowe
Davis Polk & Wardwell

(TK) 19731/001/12G3-2B/10.01.03.trans.lttr.doc

TAIYO LIFE INSURANCE COMPANY
11-2, Nihonbashi 2-chome
Chuo-ku, Tokyo 103-0027, Japan
Phone: 81-3-3231-8982 Facsimile: 81-3-3271-1259

October 1, 2003

Attn: Ms. Nina Mojiri-Azad
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: **File No. 82-34738: Taiyo Life Insurance Company Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Ms. Mojiri-Azad:

We, Taiyo Life Insurance Company ("Taiyo"), are writing to submit all information required to be submitted subsequent to our application supplement, dated July 11, 2003, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith Exhibits 1 to 6 listed in Annex A, which are English versions or translations of all information required to be submitted subsequent to our previous application supplement for a Rule 12g3-2(b) exemption and which was made public between July 11, 2003, the date of such application supplement, and October 1, 2003, the date of this submission.

Please direct questions or requests for additional information to our US counsel in connection with this submission, Theodore A. Paradise, Jennifer Y. Ishiguro, or Matthew W. Crowe of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan, telephone 011-81-3-5561-4421, facsimile 011-81-3-5561-4425.

File No. 82-34738

Very truly yours,

Taiyo Life Insurance Company

By: 

Name: Masafumi Nakajima
Title: General Manager

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JULY 11, 2003

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated August 21, 2003, regarding Main Points of Business Results for the First Quarter of Fiscal Year 2003 (English translation attached as Exhibit 1)
2. Press release dated August 21, 2003, regarding the Announcement of Outline of Business Results for the 1st Quarter of Fiscal Year 2003 (English translation attached as Exhibit 2)
3. Press release dated August 21, 2003, regarding the Outline of Business Results for the 1st Quarter of Fiscal Year 2003 (Consolidated) (English version attached as Exhibit 3)
4. Press release dated August 21, 2003, regarding the Outline of Business Results for the 1st Quarter of Fiscal Year 2003 (Non-consolidated) (English version attached as Exhibit 4)
5. Supplemental Data for Financial Closing for End of 1st Quarter of Fiscal Year 2003 (English version attached as Exhibit 5)
6. Press release dated August 25, 2003, regarding Partial Revision to Supplementary Data for Financial Closing for Fiscal Year 2002 (ended March 31, 2003) (English translation attached as Exhibit 6)

File No. 82-34738

EXHIBIT 1

Press release dated August 21, 2003, regarding Main Points of Business Results for the First Quarter of Fiscal Year 2003

(English Translation)

【Reference Data】

August 21, 2003
Taiyo Life Insurance Company

Main Points of Business Results for the First Quarter of FY 2003

Major Business Results and Profit/Loss Situation

- **Amount of new policies** (individual insurance/annuities) was ¥952.4 billion, up a significant 61.9% over the corresponding period of the previous year. This increase is attributable to a new product "Taiyo Life's Hoken Kumikyoku" (whole-life insurance) introduced in April 2003.
- **Amount of policies in force** (individual insurance/annuity policies) aggregated ¥15,631.4 billion, up a 2.7% over the same period of the previous year, corresponding with the huge increase in new policies. Firm sales of new products in particular led to a 6.6% expansion in individual insurance policies.
- **Amount of surrendered and lapsed policies** of individual insurance/annuity policies rose 9.5% over the same period of the previous year, and the ratio of surrender and lapse (not annualized) for the first quarter was 2.36%. However, the total number of surrendered and lapsed policies actually declined, to 82 thousand (compared to 85 thousand for the same period of the previous year).
- **Ordinary revenue** topped ¥350.0 billion (a progress rate of 29.9% of total revenue projections), and **ordinary expenses** were ¥339.0 billion, allowing **ordinary profit** of ¥11.0 billion (a corresponding rate of 42.4%). Provision for reserve for policyholder dividends of ¥3.1 billion out of total amount of this fiscal year was appropriated. Net income for the quarter thus totaled ¥4.3 billion.
- **Base profit** totaled ¥10.6 billion. The Company's insurance-related profit/loss position improved thanks to a decline in the burden of interest on policies in force and to a shift to protection-oriented products.
- **Total assets** grew ¥43.5 billion on their level at the end of the last fiscal year, due largely to an increase in the valuation of other marketable securities.

Major Business Results

(¥100 million)

	1st Quarter, Year Ending March 2004	Year-on-Year Change
Amount of new policies (individual insurance/annuity policies) (Note)	9,524	161.9%
Individual insurance	9,444	167.6%
Individual annuities	80	32.6%
Amount of policies in force (individual insurance and annuity policies)	156,314	102.7%
Individual insurance	109,885	106.6%
Individual annuities	46,429	94.5%
Amount of surrendered and lapsed policies (individual insurance/annuity policies)	3,597	109.5%
Individual insurance	3,061	115.2%
Individual annuities	535	85.4%

Note: The amount of new policies includes a net increase from policy conversions.

Profit/Loss Situation (Non-consolidated)

(¥100 million)

	1st Quarter, Year Ending March 2004	Progress rate based on projected business results
Ordinary revenue	3,500	29.9%
Income from insurance premiums	2,236	
Investment income	775	
Ordinary expenses	3,390	–
Insurance claims and other payments	2,699	
Provision for policy and other reserves	1	
Investment expenses	351	
Operating expenditures	229	
Ordinary profit	110	42.4%
Extra-ordinary profit/loss	-7	
Provision for reserve for policyholder dividends	31	
Net income for quarter	43	68.6%

Base Profit

(¥100 million)

	1st Quarter, Year Ending March 2004	Progress rate based on projected business results
Base profit	106	36.2%

Note: The progress rate based on projected business results reflects projections prior to their revision. The base profit has been revised in line with data on the following page.

Total Assets (Non-consolidated)

(¥100 million)

	1st Quarter, Year Ending March 2004	Year Ended March 2003
Total assets	65,716	65,280

Status of Unrealized Profits/Losses on Securities

- Unrealized gains on securities of ¥86.4 billion were posted. This was attributable mainly to an increase in the paper value of foreign securities stemming from a weakening in the yen against the euro and a decline in interest rates, together with a rise in the value of stockholdings in line with an uptrend in the domestic stock market. (Term-end monthly averages for domestic and foreign stock capitalization and exchange rates are employed.)
- Nikkei Index level for zero capital gains: approx. 9,410 yen
  TOPIX level: approx. 936 points

Status of Unrealized Profits/Losses on Securities

(Marketable Securities) (¥100 million)

	1st Quarter, Year Ending March 2004	Year Ended March 2003
Securities	864	358
Public and corporate bonds	659	890
Stocks	-271	-629
Foreign securities	448	119

Assorted Indicators

- Increases in the valuation of other marketable securities contributed to a total solvency margin increase of ¥35.8 billion. By contrast, aggregate risk shrank ¥9.8 billion, thanks mainly to a decline in asset allocation risk. As a result, the solvency margin ratio rose 114.4 points from the close of the preceding business year, allowing the Company to maintain an adequate level of 795.9 percent.

- Climbing stock prices increased the value of the Company's adjusted net assets to ¥411.8 billion, for a quarterly gain of ¥70.5 billion.

- The average guaranteed interest rate (annualized) measured 3.01%, for a 0.16 point drop from the level for the preceding business year. The approaching maturity of a succession of high interest-rate policies was the main reason for the decline. The negative spread based on this average rate came to ¥5.9 billion for the quarter under review.

Solvency Margin Ratio

(¥100 million)

	1st Quarter, Year Ending March 2004	Year Ended March 2003
Total solvency margin	4,825	4,467
Aggregate risk	1,212	1,311
Solvency margin ratio	795.9%	681.5%

Adjusted Net Assets

(¥100 million)

Adjusted net assets	4,118	3,412

Average Guaranteed Interest Rate and Negative Spread

(¥100 million)

Average guaranteed interest rate (annualized)	3.01%	3.17%
Individual insurance and annuities	3.27%	3.39%
Negative spread	59	434

Forecasts on Business Results for FY 2004 (ending March 31, 2004)

- Revised forecast

	Previous forecast		Revised forecast
Base profit :	¥29.4 billion	→	¥33.0 billion
Amount of policies in force :	¥16,590.8 billion	→	¥16,351.4 billion
Amount of surrender and lapse :	¥1,210.6 billion	→	¥1,349.8 billion
Ratio of surrender and lapse :	7.93%	→	8.84%
Negative spread :	¥38.6 billion	→	¥35.4 billion

- The increase in base profit and the decrease in negative spread are based on an expected increase in income from interest and dividends. The projected amount of policies in force at year-end has been revised downward to reflect an uptrend in the amount of policies surrendered and lapsed.
- Business results other than those listed above are generally trending in line with forecasts and have not been revised.

Business Projections for FY 2004 (Ending March 31, 2004) (Non-consolidated)

(¥100 million)

	Year Ending March 2004 (Revised projections)	Previous Projections
Ordinary revenue	11,720	11,720
Income from insurance premiums	8,605	8,605
Ordinary profit	260	260
Base profit	330	294
Net income for term	64	64
Dividend per share (yen)	1,500	1,500
Amount of new policies	30,758	30,758
Amount of policies in force	163,514	165,908
Amount of surrendered and lapsed policies	13,498	12,106
Ratio of surrender and lapse	8.84%	7.93%
Negative spread	354	386
Average guaranteed interest rate	2.94%	2.94%
Total assets	64,372	64,372

Note: New revisions are in shaded areas.

Insurance Business-related Results: Details

- We are striving for a shift away from savings-oriented products and toward protection-oriented products.

  Proportion of protection-oriented products

  New policies: 65.0% for the year ended March 1998, 92.5% for the year ended March 2003 and 97.8% as of end of June 2003.

  Polices in force: 49.8% for the year ended March 1998, 57.1% for the year ended March 2003 and 59.2% as of end of June 2003.

  Average insurance benefit for new policies

  The average benefit for new policies was ¥2.5 million in the year ended March 1999. The benefit with Hoken Kumikyoku policies (including policy conversions) is around ¥20 million.

- The Company introduced its new product **"Taiyo Life's Hoken Kumikyoku" (whole-life insurance)** in April 2003. As of June 30, it had registered brisk sales totaling **34,432 policies**. Additionally, it instituted a framework that allows policyholders to change over from endowment or annuity insurance policies to "Hoken Kumikyoku" policies. Under this arrangement, it is anticipated that around 50 thousand policies will be converted per annum.

Hoken Kumikyoku Sales Trends, 1st Quarter FY 2004 (Ending March 2004)

	1st Quarter, Year Ending March 2004 Hoken Kumikyoku Sales Trends
Number of new policies	34,432
New policy amount	¥678.4 billion

Notes: 1. Number of new policies includes converted policies from others.
2. New policy amount includes the net increase from policy conversions.

File No. 82-34738

EXHIBIT 2

Press release dated August 21, 2003, regarding the Announcement of Outline of Business Results for the 1st Quarter of Fiscal Year 2003

(English Translation)

August 21, 2003

To whom it may concern

Taiyo Life Insurance Company
[Security Code No.: 8796 1st Section, Tokyo SE]
Representative: Masahiro Yoshiike, President
2-11-2 Nihonbashi, Chuo-ku, Tokyo
Contact: Shuichi Nagamine, Manager
Public Relations Div.

Announcement of "Outline of Business Results for the 1st Quarter of FY 2003

This letter is to make an announcement of outline of business results of Taiyo Life Insurance Company (Masahiro Yoshiike, President) for the 1st quarter of fiscal year ending March 2004 (from April 1, 2003 to June 30, 2003).

Major business results (non-consolidated) for the 1st quarter of fiscal year ending March 2004 (April 1, 2003 – June 30, 2003)

Results regarding Insurance Business

- ○ Amount of new policies (individual insurance/annuity policies) acquired has significantly increased to ¥952.4 billion up 61.9% over the corresponding period of the previous year.
  This increase is attributable to a product, "Taiyo Life's Hoken Kumikyoku" (whole-life insurance) introduced in this April, which exhibited a favorable movement, acquiring 34,432 policies with the amount of ¥952.4 billion.
- ○ Amount of policies in force (individual insurance/annuity policies) was ¥15,631.4 billion up 2.7% over the corresponding period of the previous year.
- ○ Amount of surrender and lapse ((individual insurance/annuity policies) was ¥359.7 billion up 9.5% over the corresponding period of the previous year.

Profit/Loss Situation

- ○ Ordinary profit was ¥11.0 billion.
- ○ Net income for the quarter was ¥4.3 billion.
- ○ Base profit was ¥10.6 billion.

Status of Other Matters

- ○ Solvency margin ratio reached 795.5% (681.5% at end of the previous period).
- ○ Adjusted net assets reached ¥411.8 billion an increase of ¥70.5 billion over the end of the previous period.
- ○ Average assumed rate of return (annualized) was 3.01% down by 0.16 points over the previous period, and amount of negative spread based on this average assumed rate of return was ¥5.9 billion.
- ○ Unrealized gains and losses on trading securities resulted in gains of ¥86.4 billion (including losses of ¥27.1 billion on stocks), an increase of ¥50.6 billion (including ¥35.7 billion on stocks) over the previous period.

File No. 82-34738

EXHIBIT 3

Press release dated August 21, 2003, regarding the Outline of Business Results for the 1st Quarter of Fiscal Year 2003 (Consolidated)

(English Version)

Outline of business results for the 1st Quarter of FY 2003 (Consolidated)

August 21, 2003

Name of listed company: Taiyo Life Insurance Company [Security Code No.: 8796 1st Section, Tokyo S E]

[URL http://www.taiyo-seimei.co.jp/ir/e]

Representative: Masahiro Yoshiike, President

Contact: Shuichi Nagamine, Manager, Public Relations Div.

1. Information regarding production of quarterly business outline
   (1) Principles adopted in producing financial statements : Code of consolidated interim financial reports/Code of conduct for implementing insurance laws
   (2) Differences in interpreting accounting methods employed in recent consolidated fiscal year : None
   (3) Extent of consolidation and adoption of equity method : Consolidated subsidiaries: 8
   Unconsolidated subsidiaries accounted for the equity method: 0
   Affiliated companies accounted for the equity method: 3
   (4) Change in extent of consolidation and adoption of equity method : None
   (5) Engagement of CPA or audit firms : According to "the standard for expressing opinion on quarterly financial statements" set forth by the Tokyo Stock Exchanges, appropriate procedures were taken and a report thereof is attached herein.

2. Consolidated results for the 1st Quarter of FY2003 [April 1, 2003 - June 30, 2003]

(Note) Since the disclosure of quarterly business outline started from the current quarter, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. As to the amounts presented, numbers below 1,000,000 were omitted, and numbers in ratios were rounded.

(1) Consolidated business results

	Ordinary Revenue	Ordinary Profit	Net Income
	million yen %	million yen %	million yen %
1st Quarter of FY2003	353,500 [-]	10,122 [-]	3,287 [-]
FY2002	1,401,834 [(12.6)]	21,063 [16.8]	1,584 [101.2]

	Net Income per Share	Net Income per Share (Fully Diluted)
	Yen 1/100 yen	Yen 1/100 yen
1st Quarter of FY2003	2,191 .49	-
FY2002	1,015 .50	-

(Note) (1) Investment profit and loss arising from equity method: 1st Quarter of FY2003 -¥0.5 billion FY2002 -¥2.5 billion
(2) Average number of outstanding shares during the term (consolidated): 1st Quarter of FY2003 1,500,000 shares FY2002 - shares
(3) % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.
(4) Net income and net income per share for FY 2003 closing were presented on the following page since the company was a mutual company. In FY 2003, comparison of net income with that of FY 2002 was made with the assumed net income (of ¥0.7 billion) on assumption of capitalizing amount appropriated for dividend reserve to policyholders in FY 2002 as an expense as though the company were a joint stock company.

(2) Consolidated Financial Positions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	million yen	million yen	%	Yen 1/100 yen
1st Quarter of FY2003	6,592,509	159,826	2.4	106,550.95
FY2002	6,549,636	115,431	1.8	76,913.56

(Note) (1) Number of outstanding shares at the end of the term (consolidated): 1st Quarter of FY2003 1,500,000 shares FY2002 - shares
(2) Since financial closings until FY March 2003 were made as for a mutual company, shareholders' equity, shareholders' equity ratio, and shareholders' equity per share were calculated as evident on the following page.

(3) Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the End of the Term
	million yen	million yen	million yen	million yen
1st Quarter of FY2003	(44,182)	58,537	(1,874)	184,941
FY2002	(207,657)	247,581	(21,636)	172,469

3. Forecast Consolidated Business Results for the Year Ending March 31, 2004 [April 1, 2003 - March 31, 2004]

	Ordinary Revenue	Ordinary Profit	Net Income
	million yen	million yen	million yen
Interim	599,000	13,600	3,000
Annual	1,189,000	23,900	3,700

Note: Projected net income per share (annual) 2,466.67 yen

* The above forecasts for the year ending March 31, 2004reflect the Company's current analysis of the existing information and trends available on the release of this material. Actual results may differ from expectations based on risks and uncertainties that may affect The Company's business. For more information regarding the forecasts, see page 4 and page 24 of the Annex.

- *Calculation methods employed to arrive amounts and ratios for FY 2003*

The organization of our company was changed from a mutual company to a joint stock company as of April 1, 2003. According to such a change in the organization, since April 1, 2003 the company has made payment of money to some policyholders, instead of allocating its shares (refer to note). The amount of money paid (hereinafter referred to as "Amount paid out in conjunction with the change of the organization") used to be included in the equity section of the former mutual company, however, was deducted from the net equity section when demutualization took place, and has not been included in the equity section of the joint stock company since then.
Amounts and ratios presented in the closing of FY 2003, therefore, were calculated using the following calculation methods

- Net income

  Net surplus (¥1.5 billion)

- Net income per share

  Net surplus (¥1.5 billion) - Bonuses for directors and auditors (¥0.06 billion)
  Total number of shares issued at the time of demutualization (1,500,000 shares)

- Shareholders' equity

  Total of the equity section as of the end of FY (¥116.3 billion) - Amount paid out in conjunction with demutualization (¥0.8 billion)

- Shareholders' equity ratio

  Total of equity section as of the end of FY (¥116.3 billion)
  - Amount paid out in conjunction with demutualization (¥0.8 billion)
  Total of liabilities section as of the end of FY (¥6,431.5 billion) X 100
  + Minority interest held as of the end of FY (¥1.7 billion)
  + Total of equity section as of the end of FY (¥116.3 billion)

- Shareholders' equity per share

  Total of equity section as of the end of FY (¥116.3 billion)
  - Bonus to directors and corporate auditors (¥0.06 billion)
  - Amount paid out in conjunction with demutualization (¥0.8 billion)
  Total number of shares issued at the time of demutualization (1,500,000 shares)

(Note) In accordance with the provision set forth in Section 1 of Article 89 of Insurance Laws, appropriate amount was paid out to those policyholders based on their contribution, rather than allocating them the shares of the new company which constitutes a violation of laws as set forth in Article 12 of Insurance Laws.
The amount paid to such policyholders (¥0.8 billion) was equivalent to the product of the number of shares of the new company policyholders having a similar contribution would be allocated (12,054.9739294 shares) multiplied by the selling price of a share at the time of the initial public offerings (72,652 yen)

4. Qualitative information, etc.

(1) Progress of consolidated business results

(a) Profit/loss situation

Since this is the first year to disclose the outline of quarterly business results, figures exhibited herein may not be comparable to those exhibited in the actual business results of the corresponding period of the previous year.

During the first quarter, **ordinary revenue** was ¥353.5 billion, a total of income from insurance premiums, etc. of ¥223.6 billion and investment income of ¥76.9 billion and others. Investment income included disposition of securities, etc. to offset the expenses incurred with the improved portfolio of investment assets.

On the other hand, **ordinary expenses** were ¥343.3 billion, a total of insurance claims and other payments of ¥269.9 billion, investment expenses of ¥35.0 billion, and operating expenses of ¥21.9 billion and others. Of investment expenses, losses on sale of securities were ¥12.7 billion, whereas appraisal losses on securities were ¥0.2 billion, a drastic decrease as compared to those reported in the consolidated closing of the previous year, both of which are resultant of disposition of Japanese shares.

Consequently, **ordinary profit** was ¥10.1 billion.

In addition, extraordinary gains of ¥0.1 billion and extraordinary losses of ¥0.7 billion (including reserve for price fluctuation of ¥0.5 billion) were recorded.

After adding and subtracting provision for reserve for policyholder dividends of ¥3.1 billion and adjustments of income taxes of ¥2.7 billion, respectively, **net income for the quarter** reached ¥3.2 billion.

(b) Status of business results regarding policy contract

During the first quarter, we recorded a significant increase in **amount of new policies acquired (including net increase attributed by conversion of policies)**, aggregating ¥952.4 billion (up 61.9% over the corresponding period of the previous year), which was the sum of individual insurance/annuity policies. This increase was primarily attributable to the introduction of a new product, **"Taiyo Life's Hoken Kumikyoku"** (whole-life insurance with a dividend payment for varying interest rate in every five years), which exhibited a favorable movement (acquired 34 thousand policies during the quarter).

Total amount of surrender and lapse of individual insurance/annuity policies was ¥359.7 billion (up 9.5% over the same). Despite the foregoing, number of policies surrendered and lapsed decreased to 82 thousand (down 3.7% over the same). Amount of policies in force was ¥15,631.4 billion (up 2.7% over the same), exhibiting an increase of ¥362.8 billion since the end of the previous year.

(c) Other significant issues concerning the company

Since this is the first year to disclose the outline of quarterly business results, figures exhibited herein may not be comparable to those exhibited in the actual business results of the corresponding period of the previous year.

Base profit (an indicator to measure profit from the principal businesses of life insurance companies) for the first quarter was ¥10.6 billion after offsetting negative spread of ¥5.9 billion.

Solvency margin ratio (an administrative indicator to evaluate the financial soundness of life insurance companies) for the quarter increased by 114.4 points over the end of the previous year, and reached 795.9%. **Adjusted net assets** (an administrative indicator to measure the financial soundness of life insurance companies; net total equity of the company after valuation of the market price) for the quarter increased by ¥70.5 billion over the end of the previous year, and reached ¥411.8 billion (up 20.7% over the end of the previous year).

(2) Status of consolidated financial position

During the first quarter, **total assets** were ¥6,592.5 billion (up ¥42.8 billion as compared to consolidated total assets at the end of the previous fiscal year) and **total shareholders' equity** reached ¥159.8 billion (up ¥44.3 billion over the same). **Shareholders' equity ratio** was 2.4% (up 0.6% over the same).

The increase in total assets is primarily attributable to the net unrealized gains on securities, which increased by ¥63.4 billion since the end of the previous fiscal year.

Assets comprised of securities, centering on public and corporate bonds of ¥3,732.2 billion (up 1.9% over the same), loans of ¥2,118.3 billion (down 4.1% over the same), property and equipment of ¥191.3 billion (down 1.4% over the same), cash and deposits/call loans of ¥185.2 billion (up7.1% over the same).

Total liabilities were ¥6,430.3 billion (up 0.0% over the same), policy reserves were accountable for the majority of the change and was ¥6,190.6 billion (down 0.5% over the same).
Total equity were ¥159.8 billion (up 37.4% over the same), and an increase of ¥41.2 billion on net unrealized gains on securities accounted for the most for the increase.
Status of each cash flow was as follows:
Decrease in **cash flow from business activities** was primarily due to a decrease in policy reserves of ¥39.4 billion, etc.
Increase in **cash flow from investment activities** was primarily attributed to revenues/expenses related to loans (increase by collection) of ¥89.5 billion.
Decrease in **cash flow from financial activities** represented revenues/expenses related to debts (increase in debt repayment) of ¥0.9 billion, etc.

(3) Forecasts on business results
Forecasts for FY 2003 were revised according to the first quarter business results.

The figures of ordinary revenue, ordinary profit and net income remain same as forecast consolidated and non-consolidated business results published in Outline of Business Results for the fiscal year ending March 2003 (disclosed on 22nd of May 2003), since business results for the current year's 1st quarter show more or less as planned. The base profit of forecast non-consolidated business results, however, was upwardly revised in both interim and annual financial forecasts because of increases in interest and dividends received. The projected figures of base profit are ¥18.8 billion for interim forecast (up 37.2% over the previous forecast) and ¥33.0 billion for annual forecast (up 12.2% over the previous forecast). The projections for the other contracted businesses are described in supplementary data "Projection of Business Performance for Fiscal Year ending March 2004".

(reference) Forecast of non-consolidated business performance for FY ending March 2004 (April 1, 2003 – March 31, 2004)

		Ordinary Revenue	Ordinary Profit		Net Income	Annual Dividends per Share		
				Base Profit included		Interim	Annual	
Published Current Forecast		million yen	million yen	million yen	million yen	yen	yen	yen
	Interim	591,000	14,700	18,800	4,500	–	———	———
	Annual	1,172,000	26,000	33,000	6,400	———	1,500.00	1,500.00
Published Previous Forecast		million yen	million yen	million yen	million yen	yen	yen	yen
	Interim	591,000	14,700	13,700	4,500	–	———	———
	Annual	1,172,000	26,000	29,400	6,400	———	1,500.00	1,500.00
Amount of Increase/ Decrease		million yen	million yen	million yen	million yen	yen	yen	yen
	Interim	–	–	5,100	–	–	———	———
	Annual	–	–	3,600	–	———	–	–

File No. 82-34738

EXHIBIT 4

Press release dated August 21, 2003, regarding the Outline of Business Results for the 1st Quarter of Fiscal Year 2003 (Non-consolidated)

(English Version)

Outline of business results for the 1st Quarter of FY 2003 (Non-consolidated)

August 21, 2003

Name of listed company: Taiyo Life Insurance Company [Security Code No.: 8796 1st Section, Tokyo S E]

[URL http://www.taiyo-seimei.co.jp/ir/e/]

Representative: Masahiro Yoshiike, President

Contact: Shuichi Nagamine, Manager, Public Relations Div.

1. Information regarding production of quarterly business outline
   (1) Principles adopted in producing financial statements : Code of consolidated interim financial reports/Code of conduct for implementing insurance laws
   (2) Differences in interpreting accounting methods employed in recent consolidated fiscal year : None
   (3) Engagement of CPA or audit firms : According to "the standard for expressing opinion on quarterly financial statements" set forth by the Tokyo Stock Exchanges, appropriate procedures were taken and a report thereof is attached herein.

2. Non-consolidated results for the 1st Quarter of FY2003 [April 1, 2003 – June 30, 2003]

(Note) Since the disclosure of quarterly business outline started from the current quarter, no information were contained on the comparative actual results in the corresponding period in the previous fiscal year and the comparative increase/decrease ratio for the same period. As to the amounts presented, numbers below 1,000,000 were omitted, and numbers in ratios were rounded.

(1) Non-consolidated business results

	Ordinary Revenue		Ordinary Profit		Base Profit included	Net Income	
	million yen	%	million yen	%	million yen	million yen	%
1st Quarter of FY2003	350,068	[-]	11,034	[-]	10,655 [-]	4,391	[-]
FY2002	1,385,248	[(12.9)]	23,055	[26.9]	28,734 [107.1]	4,825	[859.3]

	Net Income per Share
	Yen 1/100 yen
1st Quarter of FY2003	2,928 .00
FY2002	3,192 .33

(Note) (1) Average number of outstanding shares during the term (consolidated): 1st Quarter of FY2003 1,500,000 shares FY2002 – shares
(2) % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous fiscal year.
(3) Net income and net income per share for FY 2003 closing were presented on the following page since the company was a mutual company. In FY 2003, comparison of net income with that of FY 2002 was made with the assumed net income (of ¥0.5 billion) on assumption of capitalizing amount appropriated for dividend reserve to policyholders in FY 2002 as an expense as though the company were a joint stock company.
(4) Base profit was disclosed as an indicator exhibiting the periodic profit generated from the principal life insurance business, and calculated by deducting "capital profits and losses" such as losses on sale of securities, and appraisal losses on securities, etc., and "extraordinary profits and losses" such as amount appropriated for reserve for contingencies, and disposition of loans, etc. from ordinary profit

(2) Non-consolidated Financial Positions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	million yen	million yen	%	Yen 1/100 yen
1st Quarter of FY2003	6,571,606	161,260	2.5	107,506.80
FY2002	6,528,068	116,373	1.8	77,557.67

(Note) (1) Number of outstanding shares at the end of the term (consolidated): 1st Quarter of FY2003 1,500,000 shares FY2002 – shares
(2) Number of treasury shares at the end of the term: 1st Quarter of FY2003 – shares FY2002 – shares
(3) Since financial closings until FY March 2003 were made as for a mutual company, shareholders' equity, shareholders' equity ratio, and shareholders' equity per share were calculated as evident on the following page.

3. Forecast Non-consolidated Business Results for the Year Ending March 31, 2004 [April 1, 2003 - March 31, 2004]

	Ordinary Revenue	Ordinary Profit	Base Profit included	Net Income	Annual Dividends per Share: Interim	Year end	
	million yen	million yen	million yen	million yen	Yen 1/100 yen	Yen 1/100 yen	Yen 1/100 yen
Interim	591,000	14,700	18,800	4,500	-	—	—
Annual	1,172,000	26,000	33,000	6,400	—	1,500.00	1,500.00

Note: Projected net income per share (annual) 4,266.67 yen

* The above forecasts for the year ending March 31, 2004reflect the Company's current analysis of the existing information and trends available on the release of this material. Actual results may differ from expectations based on risks and uncertainties that may affect The Company's business. For more information regarding the forecasts, see page 4 of Outline of business results for the 1st Quarter of FY 2003 (Consolidated) and page 24 of the Annex.

- Calculation methods employed to arrive amounts and ratios for FY 2003

The organization of our company was changed from a mutual company to a joint stock company as of April 1, 2003. According to such a change in the organization, since April 1, 2003 the company has made payment of money to some policyholders, instead of allocating its shares (refer to note). The amount of money paid (hereinafter referred to as "Amount paid out in conjunction with the change of the organization") used to be included in the equity section of the former mutual company, however, was deducted from the net equity section when demutualization took place, and has not been included in the equity section of the joint stock company since then.
Amounts and ratios presented in the closing of FY 2003, therefore, were calculated using the following calculation methods

- Net income

  Net income (¥4.8 billion)

- Net income per share

  Net income (¥4.8 billion) - Bonuses for directors and auditors (¥0.03 billion)
  Total number of shares issued at the time of demutualization (1,500,000 shares)

- Shareholders' equity

  Total of the equity section as of the end of FY (¥117.2 billion) - Amount paid out in conjunction with demutualization (¥0.8 billion)

- Shareholders' equity ratio

  Total of equity section as of the end of FY (¥117.2 billion)
  - Amount paid out in conjunction with demutualization (¥0.8 billion)
  Total of liabilities section as of the end of FY (¥6,410.8 billion)
  + Total of equity section as of the end of FY (¥116.3 billion)
  X 100

- Shareholders' equity per share

  Total of equity section as of the end of FY (¥117.2 billion)
  - Bonus to directors and corporate auditors (¥0.037 billion)
  - Amount paid out in conjunction with demutualization (¥0.8 billion)
  Total number of shares issued at the time of demutualization (1,500,000 shares)

(Note) In accordance with the provision set forth in Section 1 of Article 89 of Insurance Laws, appropriate amount was paid out to those policyholders based on their contribution, rather than allocating them the shares of the new company which constitutes a violation of laws as set forth in Article 12 of Insurance Laws.
The amount paid to such policyholders (¥0.8 billion) was equivalent to the product of the number of shares of the new company policyholders having a similar contribution would be allocated (12,054.9739294 shares) multiplied by the selling price of a share at the time of the initial public offerings (72,652 yen)

File No. 82-34738

EXHIBIT 5

Supplemental Data for Financial Closing for End of 1st Quarter of Fiscal Year 2003

(English Version)

Supplementary Data for Financial Closing for End of 1st Quarter of FY 2003

1. Unaudited Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Consolidated Condensed Balance Sheets

(¥: In Millions of yen) ($: In Thousands of U.S. dollars)	As of March 31, 2003	%	As of June 30, 2003	%	As of June 30, 2003
Assets:					
Cash and Deposits	¥ 45,264	0.7	¥ 76,259	1.2	$ 636,559
Call Loans	127,580	1.9	108,942	1.7	909,365
Monetary Claims Purchased	41,966	0.6	36,855	0.6	307,639
Monetary Trusts	55,619	0.8	57,188	0.9	477,364
Securities	3,662,688	55.9	3,732,298	56.6	31,154,408
Loans	2,207,937	33.7	2,118,363	32.1	17,682,499
Property and Equipment	194,088	3.0	191,309	2.9	1,596,909
Due from Agency	-	-	6	0.0	55
Due from Reinsurers	24	0.0	17	0.0	142
Other Assets	126,725	1.9	209,177	3.2	1,746,053
Deferred Tax Assets	79,222	1.2	52,632	0.8	439,332
Deferred Tax Assets on Land Revaluation	12,129	0.2	13,027	0.2	108,742
Reserve for Possible Loan Losses	(3,610)	(0.1)	(3,567)	(0.1)	(29,782)
Total Assets	¥ 6,549,636	100.0	¥ 6,592,509	100.0	$ 55,029,291
Liabilities:					
Policy Reserves	6,219,940	95.0	6,190,632	93.9	51,674,729
Due to Reinsurers	25	0.0	57	0.0	478
Other Liabilities	168,433	2.6	207,819	3.2	1,734,718
Reserve for Employees' Retirement Benefits	29,158	0.4	29,133	0.4	243,186
Reserve for Directors' and Corporate Auditors' Retirement Benefits	492	0.0	375	0.0	3,131
Allowance for Policyholder Dividends	11,267	0.2	-	-	-
Reserve for Price Fluctuations	2,132	0.0	2,703	0.0	22,564
Deferred Tax Liabilities	112	0.0	103	0.0	863
Total Liabilities	6,431,564	98.2	6,430,824	97.5	53,679,672
Minority Interests	1,765	0.0	1,857	0.0	15,508
Equity:					
Reserve for Redemption of Fund	10,000	0.2	-	-	-
Reserve for Revaluation	13	0.0	-	-	-
Surplus	125,973	1.9	-	-	-
Land Revaluation	(21,470)	(0.3)	-	-	-
Net Unrealized Gains on Securities	1,842	0.0	-	-	-
Translation Adjustments	(51)	(0.0)	-	-	-
Total Equity	116,307	1.8	-	-	-
Common Stock	-	-	37,500	0.6	313,021
Capital Reserve	-	-	37,500	0.6	313,021
Retained Earnings	-	-	64,936	1.0	542,039
Land Revaluation	-	-	(23,059)	(0.3)	(192,483)
Net Unrealized Gains on Securities	-	-	43,008	0.7	359,006
Translation Adjustments	-	-	(59)	(0.0)	(495)
Total Equity	-	-	159,826	2.4	1,334,110
Total Liabilities, Minority Interests and Equity	¥ 6,549,636	100.0	¥ 6,592,509	100.0	$ 55,029,291

See notes to unaudited consolidated condensed quarterly financial statements.

(2) Unaudited Consolidated Condensed Statements of Operations

(¥: In Millions of yen) ($: In Thousands of U.S. dollars)	Year ended March 31, 2003	%	Three months ended June 30, 2003	%	Three months ended June 30, 2003
Ordinary Revenue:					
Income from Insurance Premiums	¥ 887,942		¥ 223,613		$ 1,866,559
Investment Income	229,025		76,991		642,667
Other Ordinary Income	284,866		52,895		441,531
Total Ordinary Revenue	1,401,834	100.0	353,500	100.0	2,950,758
Ordinary Expenses:					
Insurance Claims and Other Payments	1,138,322		269,991		2,253,683
Provision for Policy and Other Reserves	564		102		855
Investment Expenses	93,621		35,067		292,713
Operating Expenses	84,795		21,964		183,342
Other Ordinary Expenses	60,895		15,691		130,977
Equity in Loss of Affiliated Companies	2,571		561		4,690
Total Ordinary Expenses	1,380,770	98.5	343,378	97.1	2,866,262
Ordinary Profit	21,063	1.5	10,122	2.9	84,495
Extraordinary Gains	55,045	3.9	120	0.0	1,004
Extraordinary Losses	70,481	5.0	787	0.2	6,572
Provision for Reserve for Policyholder Dividends	-	-	3,165	0.9	26,421
Income Before Income Taxes	5,628	0.4	6,290	1.8	52,506
Income Taxes:					
Current	171	0.0	97	0.0	812
Deferred	3,736	0.3	2,778	0.8	23,194
Minority Interests	136	0.0	126	0.0	1,059
Net Income	¥ 1,584	0.1	¥ 3,287	0.9	$ 27,439

See notes to unaudited consolidated condensed quarterly financial statements.

(3) Unaudited Consolidated Condensed Statements of Surplus

(¥: In Millions of yen) ($: In Thousands of U.S. dollars)	Year ended March 31, 2003	Three months ended June 30, 2003	Three months ended June 30, 2003
Balance at Beginning of Year	¥ 137,787	¥ -	$ -
Additions:			
Net income	1,584	-	-
Increase in surplus due to reverse of land revaluation	306	-	-
Increase in surplus due to deconsolidated companies	1,157	-	-
Total additions	3,048	-	-
Deductions:			
Transfer to reserve for policyholder dividends	10,855	-	-
Transfer to redemption reserve fund	3,000	-	-
Interest on fund	874	-	-
Bonus to directors and corporate auditors	58	-	-
Decrease in surplus due to deconsolidated companies	74	-	-
Total deductions	14,862	-	-
Balance at End of Period	¥ 125,973	¥ -	$ -
Capital Reserve:			
Balance at beginning of year	-	37,500	313,021
Balance at End of Period	¥ -	¥ 37,500	$ 313,021
Retained Earnings:			
Balance at beginning of year	-	60,110	501,761
Additions:			
Net income at end of period	-	3,287	27,439
Increase in surplus due to reverse of land revaluation	-	1,589	13,264
Total additions	-	4,876	40,703
Deductions:			
Bonus to directors and corporate auditors	-	50	424
Total deductions	-	50	424
Balance at End of Period	¥ -	¥ 64,936	$ 542,039

See notes to unaudited consolidated condensed quarterly financial statements.

(4) Unaudited Consolidated Condensed Statements of Cash Flows

(¥: In Millions of yen) ($: In Thousands of U.S. dollars)	Year ended March 31, 2003	Three months ended June 30, 2003	Three months ended June 30, 2003
Net cash used in operating activities	¥ (207,657)	¥ (44,182)	$ (368,802)
Net cash provided by investing activities	247,581	58,537	488,627
Net cash used in financing activities	(21,636)	(1,874)	(15,645)
Effect of exchange rate changes on cash and cash equivalents	2	(8)	(66)
Net increase in cash and cash equivalents	18,290	12,472	104,112
Cash and cash equivalents at beginning of period	154,178	172,469	1,439,642
Cash and cash equivalents at end of period	¥ 172,469	¥ 184,941	$ 1,543,754

See notes to unaudited consolidated condensed quarterly financial statements.

Notes to Unaudited Consolidated Condensed Quarterly Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company has converted from a mutual company to a joint stock corporation since April 1, 2003.

The accompanying consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original consolidated condensed financial statements have been reclassified and summarized for readers outside Japan. These consolidated condensed financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the year ended June 30, 2003 was 8.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the year ended June 30, 2003 was 3.

There are other affiliated companies which are accounted for under the cost method. The aggregate impact of such companies to the consolidated financial statements is immaterial.

Further information for consolidated subsidiaries and affiliated companies is shown in "I. Subsidiaries and affiliates".

The financial statements of a subsidiary located outside Japan are prepared for three months ended March 31, 2003. Appropriate adjustments have been made for material transactions between March 31 and June 30, the date of the consolidated condensed financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Investments in securities other than those of subsidiaries and affiliates

Investments in securities are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. Unrealized gains and losses on trading securities are reported in the statement of operations. In respect of the calculation of the fair value, the average price prevailing in March is applied for equity securities and the month-end price of March is applied for securities other than equity securities. Unrealized gains and losses on marketable available-for sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, which matches the duration of bonds held by the Company to that of the Company's underlying policies.

(d) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including derivatives and securities) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in June.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(ii) *Foreign currency financial statements of consolidated subsidiaries*
Assets, liabilities, income and expenses of a subsidiary located outside Japan are translated into Japanese yen at the exchange rate in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(e) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

Consolidated subsidiaries also provide for a reserve for possible loan losses using the same procedures as the Company. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

The Company and its consolidated subsidiaries sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and its domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company and its consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(j) Income taxes

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

(l) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(m) Leases

The Company and its subsidiaries are party to lease contracts both as a lessee and as a lessor.

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company and its subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets of the accompanying balance sheet. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(n) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gain or losses are transferred to unappropriated surplus.

(o) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedge are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(p) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(q) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposit and short-term investments with an original maturity of three months or less.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥119.80 = U.S.$1, which is the approximate rate prevailing at June 30, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

2. Unaudited Non-Consolidated Condensed Quarterly Financial Statements

(1) Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen) ($: In Thousands of U.S. dollars)	As of March 31, 2003	%	As of June 30, 2003	%	As of June 30, 2003
Assets:					
Cash and Deposits	¥ 40,633	0.6	¥ 71,780	1.1	$ 599,171
Call Loans	127,580	2.0	108,942	1.7	909,365
Monetary Claims Purchased	41,966	0.6	36,855	0.6	307,639
Monetary Trusts	55,619	0.9	57,188	0.9	477,364
Securities	3,664,128	56.1	3,733,874	56.8	31,167,566
Loans	2,229,144	34.1	2,139,545	32.6	17,859,309
Property and Equipment	194,058	3.0	191,277	2.9	1,596,637
Due from Agency	-	-	12	0.0	105
Due from Reinsurers	24	0.0	17	0.0	142
Other Assets	87,449	1.3	170,222	2.6	1,420,885
Deferred Tax Assets	78,600	1.2	52,091	0.8	434,819
Deferred Tax Assets on Land Revaluation	12,129	0.2	13,027	0.2	108,742
Reserve for Possible Loan Losses	(3,266)	(0.1)	(3,227)	(0.0)	(26,938)
Total Assets	¥ 6,528,068	100.0	¥ 6,571,606	100.0	$ 54,854,811
Liabilities:					
Policy Reserves	¥ 6,219,940	95.3	¥ 6,190,632	94.2	$ 51,674,729
Due to Reinsurers	25	0.0	57	0.0	478
Other Liabilities	147,909	2.3	187,536	2.9	1,565,414
Reserve for Employees' Retirement Benefits	29,099	0.4	29,075	0.4	242,698
Reserve for Directors' and Corporate Auditors' Retirement Benefits	443	0.0	341	0.0	2,847
Allowance for Policyholder Dividends	11,267	0.2	-	-	-
Reserve for Price Fluctuations	2,132	0.0	2,703	0.0	22,564
Total Liabilities	6,410,819	98.2	6,410,346	97.5	53,508,732
					-
Equity:					-
Reserve for Redemption of Fund	10,000	0.2	-	-	-
Reserve for Revaluation	13	0.0	-	-	-
Surplus	127,159	1.9	-	-	-
Land Revaluation	(21,470)	(0.3)	-	-	-
Net Unrealized Gains on Securities	1,547	0.0	-	-	-
Total Equity	117,249	1.8	-	-	-
Common Stock	-	-	37,500	0.6	313,021
Capital Reserve	-	-	37,500	0.6	313,021
Retained Earnings	-	-	67,240	1.0	561,273
Land Revaluation	-	-	(23,059)	(0.4)	(192,483)
Net Unrealized Gains on Securities	-	-	42,079	0.6	351,244
Total Equity	-	-	161,260	2.5	1,346,078
Total Liabilities and Equity	¥ 6,528,068	100.0	¥ 6,571,606	100.0	$ 54,854,811

See notes to unaudited non-consolidated condensed quarterly financial statements.

(2) Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen) ($: In Thousands of U.S. dollars)	Year ended March 31, 2003	%	Three months ended June 30, 2003	%	Three months ended June 30, 2003
Ordinary Revenue:					
Income from Insurance Premiums	¥ 887,942		¥ 223,613		$ 1,866,559
Investment Income	229,367		77,560		647,416
Other Ordinary Income	267,938		48,894		408,130
Total Ordinary Revenue	1,385,248	100.0	350,068	100.0	2,922,107
Ordinary Expenses:					
Insurance Claims and Other Payments	1,138,322		269,991		2,253,683
Provision for Policy and Other Reserves	564		102		855
Investment Expenses	93,632		35,100		292,989
Operating Expenses	86,143		22,947		191,550
Other Ordinary Expenses	43,529		10,891		90,917
Total Ordinary Expenses	1,362,192	98.3	339,033	96.8	2,829,995
Ordinary Profit	23,055	1.7	11,034	3.2	92,111
Extraordinary Gains	55,294	4.0	47	0.0	394
Extraordinary Losses	69,744	5.0	782	0.2	6,533
Provision for Reserve for Policyholder Dividends	-	-	3,165	0.9	26,421
Income Before Income Taxes	8,605	0.6	7,134	2.0	59,550
Income Taxes:					
Current	101	0.0	28	0.0	238
Deferred	3,678	0.3	2,713	0.8	22,650
Net Income	4,825	0.3	4,391	1.3	36,661
Unappropriated Surplus at Beginning of Period	25,366		25,591		213,615
Transfer from land revaluation	306		1,589		13,264
Transfer from appropriated retained earnings	14		-		-
Unappropriated Surplus at End of Period	¥ 30,512		¥ 31,572		$ 263,540

See notes to unaudited non-consolidated condensed quarterly financial statements.

Notes to Unaudited Non-Consolidated Condensed Quarterly Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Taiyo Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to its plan of demutualization and the Insurance Business Law, the Company has converted from a mutual company to a joint stock corporation since April 1, 2003.

The accompanying non-consolidated financial statements are compiled from the quarterly financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original condensed financial statements have been reclassified and summarized for readers outside Japan. These condensed financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair market value. In respect of the calculation of the fair value, the average price prevailing in March is applied for equity securities and the month-end price of March is applied for securities other than equity securities. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for sale securities are included as a separate component of equity, net of income taxes, unless the decline in fair value of any particular available-for-sale security is considered to be a permanent impairment, in which case devaluation losses are charged to income. Held-to-maturity securities and available-for-sale securities without readily obtainable fair value are stated at amortized cost.

The Company has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Company's ALM (Asset Liability Management) activity in the financial statements. The Company holds certain bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies.

For the purpose of computing realized gains and losses, cost is determined by the moving average method.

The Company's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such policy-reserve-matching bonds. Based on the guidelines, the Company categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

The Company identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Company's underlying policies. The Company also periodically examines the effectiveness of duration matching, which matches the duration of bonds held by the Company to that of the Company's underlying policies.

(c) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at the foreign exchange rate prevailing at the balance sheet date except for available-for-sale securities, which are translated into Japanese yen at the average foreign exchange rate prevailing in June. Stock of the Company's subsidiary is translated into Japanese yen at the exchange rates prevailing when such transactions occur.

All income and expenses in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are charged or credited to income.

(d) Reserve for possible loan losses

A reserve for possible loan losses is established in accordance with the Company's self-assessment guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Company provides a specific reserve for the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the Risk Management Department in accordance with the Company's self-assessment guidelines, and the results of the assessment are reviewed by the Business Auditing Department, which is independent from the Risk Management Department, before the reserve amount is finally determined.

(e) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations primarily related to shares, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(f) *Policy reserve*

Pursuant to requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is established pursuant to the net level premium method. This method assumes a constant, or level, amount of pure insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The pure insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(g) *Reserve for employees' retirement benefits*

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on salary, length of service at retirement and reason for the termination of employment.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach.

(h) *Reserve for directors' and corporate auditors' retirement benefits*

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current of pay and length of service at retirement.

The Company sets up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

(i) *Income taxes*

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes resulting from temporary differences arising between income recognized for financial statement purposes and income recognized for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using the statutory tax rate.

(j) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures	3 to 50 years
Equipment	3 to 20 years

(k) Software

Depreciation of the Company's internal use software, which is included in other assets, is computed by the straight-line method based on estimated useful lives (five years).

(l) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to account for as operating lease transactions.

The Company treats all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect of non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(m) Land revaluation

The Company revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses is not charged to income but is included as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gains or losses are transferred to unappropriated surplus.

(n) Derivative financial instruments

The Company uses swaps, forwards, futures and option contracts, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal limitations.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Special hedge relationships are not revalued but the contractual rates of the special hedge are incorporated with those of the hedged items. Fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified as income when the related hedged item impacts income.

The Company applies hedge accounting to specific derivative financial instruments that are identified as hedging instruments. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(o) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥119.80 = U.S.$1, which is the approximate rate prevailing at June 30, 2003. The translations should not be construed as representations that such yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that or any other rates.

3. Indices Indicating Status of Major Business (Non-consolidated)

(1) Amount of policies in force

(In thousands of policies, hundred million yen, %)

Category	1st quarter of FY2003				End of FY2002			
	Number	YoY	Amount	YoY	Number	YoY	Amount	YoY
Individual insurance	4,109	90.7	109,885	106.6	4,197	90.0	105,002	102.8
Individual annuity	1,556	95.8	46,429	94.5	1,577	96.1	47,684	95.1
Subtotal	5,665	92.0	156,314	102.7	5,774	91.6	152,686	100.2
Group insurance	-	-	111,870	99.7	-	-	109,799	99.6
Group annuity	-	-	8,102	100.6	-	-	8,015	98.6

(Notes) 1. The amount of individual annuity insurance represents the sum of the source funds for the pay-outs of annuities as of the commencement of such pay-outs under annuity contracts concluded prior to such pay-outs, and policy reserves under annuity contracts concluded subsequent to commencement of annuity pay-outs.
2. The amount of group annuity represents that of policy reserves.

(2) Amount of new policies

(In thousands of policies, hundred million yen, %)

Category	1st quarter of FY 2003					
	Number	YoY	Amount	YoY	New policies	Net increase by policy conversion
Individual insurance	94	84.1	9,444	167.6	7,252	2,192
Individual annuity	6	71.0	80	32.6	173	-93
Subtotal	101	83.1	9,524	161.9	7,426	2,098
Group insurance	-	-	1,780	862.0	1,780	
Group annuity	-	-	-	0.0	-	

(In thousands of policies, hundred million yen, %)

Category	FY2002					
	Number	YoY	Amount	YoY	New policies	Net increase by policy conversion
Individual insurance	383	84.7	20,910	102.1	20,910	-
Individual annuity	31	57.4	844	60.2	844	-
Subtotal	415	81.7	21,754	99.4	21,754	-
Group insurance	-	-	1,067	38.8	1,067	
Group annuity	-	-	0	248.0	0	

(Notes) 1. No policy conversions were handled from FY March 1999 to FY March 2003.
2. Number of new policy contracts are the sum of the number of new policy contract acquired and the number of policies conversion
3. Net increase in amount due to new policy acquisition/conversion of individual annuity insurance represents the source funds for the pay-outs of annuities as of the commencement of such pay-outs.
4. The amount of new policies of group annuity is insurance premiums paid first.

(3) Rate of surrender and lapse (year-on-year difference)

(%)

Category	1st quarter of FY 2003	FY2002
Individual insurance	2.92	10.75
Individual annuity	1.12	4.39
Subtotal	2.36	8.66
Group insurance	0.01	0.08

(Note) Figures for the 1st quarter are not annualized

(4) Amount of surrender and lapse

(In thousands of policies, hundred million yen, %)

Category	1st quarter of FY 2003				FY2002			
	Number		Amount		Number		Amount	
		YoY		YoY		YoY		YoY
Individual insurance	64	100.2	3,061	115.2	255	98.2	10,987	122.1
Individual annuity	17	84.2	535	85.4	73	71.4	2,201	71.1
Subtotal	82	96.3	3,597	109.5	329	90.6	13,188	109.0
Group insurance	-	-	8	17.9	-	-	85	0.6

(Note) The amount of individual annuity insurance represents the sum of the source funds for the pay-outs of annuities as of the commencement of such pay-outs under annuity contracts concluded prior to such pay-outs, and policy reserves under annuity contracts concluded subsequent to commencement of annuity pay-outs.

(5) Average assumed rate of return and negative spread

(million yen)

Category		1st quarter of FY 2003	FY2002
Average assumed rate of return (annualized)	Individual insurance/Individual annuity	3.27%	3.39%
	Total, including others	3.01%	3.17%
Amount of negative spread		5,907	43,450

(Notes) 1. Method of calculating negative spread:
(Yield on investment revenues and expenses in base profit [0.65%] - Average assumed investment yield [0.75%]) x Policy reserve in general account [5,990.9 billion yen]

2. Yield on investment revenues and expenses in base profit and average assumed rate of return as in above onte 1represent the pre-annualized rate of return calculated as in the notes 4 and 5 hereunder.

3. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows.
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

4. "Yield on investment revenues and expenses in base profit" is calculated by dividing numerator as investment revenues and expenses (asset investment profit in general account) included in base profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

5. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

(6) Details of ordinary profit, etc. (Core profit)

(million yen)

Category	1st quarter of FY 2003	FY2002
Base profit	10,655	28,734
Capital profit & loss	878	- 4,835
Extraordinary profit & loss	- 499	- 843
Ordinary profit & loss	11,034	23,055

(Note) In respect to FY 2002, income gains of 2,779 million yen are included in base profit rather than in profits on investment in monetary trusts.
In respect to 1st quarter of FY 2003, income gains of 794 million yen are included in Base Profit rather than in losses on investment in monetary trusts.

(7) Solvency margin ratio

(million yen)

Item	End of 1st quarter of FY 2003	End of FY2002
Gross amount of solvency margin (A)	482,590	446,735
Total net worth	118,609	114,789
Reserve for price fluctuations	2,703	2,132
Reserve for contingency	54,845	54,348
General reserve for possible loan losses	2,142	2,189
Differential on valuation of other marketable securities x 90% (100% in the case of a negative differential)	59,266	2,179
Unrealized profit/loss on real estate x 85% (100% in the case of losses)	- 5,894	- 5,879
Excess portion of equivalent amounts of surrender returns	114,182	118,774
Unallocated portion of dividend reserve	23,437	23,284
Future profit	5,633	5,633
Equivalent amounts of tax effect	37,664	59,282
Means of raising liability capital, etc.	85,000	85,000
Deductions	- 15,000	- 15,000
Aggregate risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	121,271	131,110
Amount equivalent to insurance risks R_1	33,154	32,760
Amount equivalent to assumed interest rate risks R_2	28,929	30,155
Amount equivalent to investment risks R_3	84,666	93,561
Amount equivalent to management administration risks R_4	2,935	3,129
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	795.9%	681.5%

(Notes) 1. Figures for end of FY2002 were calculated according to the provision set forth in Article 86 and 87 of Insurance Laws, as well as the provision set forth in Number 50 of the Ministry of Finance announcements published in 1996. Figures for end of 1st quarter of FY 2003 were calculated, using the calculation methods based on the above provisions and considered appropriate by the company.
2. Total net worth above represents the amount of "Total Equity" as reported on the balance sheet minus differential on valuation of securities and amount expected to flow out of the company.
3. Deductions include investments in T&D Financial Life Insurance Co., Ltd.

(8) Adjusted net assets

(million yen)

Category	1st quarter of FY 2003	FY2002
Adjusted net assets	411,819	341,261

(Note) The above were calculated according to the classification directed by the provision set forth in Article 132 Section 2 of Insurance Laws as well as the provision set forth in Number 50 of the Ministry of Finance announcements published in January 1999.

(9) Composition of assets (General account)

(million yen, %)

Category	End of 1st Quarter of FY 2003		End of FY2002		[Reference] End of 1st Quarter of FY 2003	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Cash, deposits & coal loans	179,768	2.8	166,721	2.6	179,768	2.8
Receivables under resale agreement	-	-	-	-	-	-
Guarantee money for bond-lending trade	-	-	-	-	-	-
Monetary claims purchased	36,855	0.6	41,966	0.6	36,721	0.6
Trading securities	-	-	-	-	-	-
Monetary trusts	57,188	0.9	55,619	0.9	52,024	0.8
Securities	3,686,802	56.5	3,612,837	55.8	3,621,085	55.9
Public & corporate bonds	2,220,510	34.0	2,415,033	37.3	2,175,245	33.6
Shares	380,596	5.8	386,025	6.0	407,740	6.3
Foreign securities	1,014,419	15.6	770,154	11.9	969,557	15.0
Public & corporate bonds	858,248	13.2	622,112	9.6	797,809	12.3
Shares & others	156,171	2.4	148,041	2.3	171,747	2.7
Other securities	71,275	1.1	41,624	0.6	68,541	1.1
Loans	2,139,545	32.8	2,229,144	34.4	2,139,545	33.0
Loans based on policy clauses	121,062	1.9	125,561	1.9	121,062	1.9
General loans	2,018,483	30.9	2,103,582	32.5	2,018,483	31.2
Real estate	190,863	2.9	193,688	3.0	190,863	2.9
Deferred tax assets	52,091	0.8	78,600	1.2	75,863	1.2
Deferred tax assets concerning revaluation	13,027	0.2	12,129	0.2	13,027	0.2
Others	170,057	2.6	87,527	1.4	170,057	2.6
Reserve for possible loan losses	- 3,227	- 0	- 3,266	- 0	- 3,227	- 0
Total	6,522,972	100.0	6,474,969	100.0	6,475,730	100.0
Foreign-currency-denominated assets included	1,056,107	16.2	769,855	11.9	1,000,941	15.5

(Note) The "Reference" column indicates the composition of assets before marking to market.

(10) Market price data of securities (General account)

(a) Market price data of securities (those with market prices out of securities excluding marketable securities)

(million yen) [Reference]

Category	End of 1st Quarter of FY 2003					End of FY2002					End of 1st Quarter of FY 2003	
	Book value	Market price	Net profit/loss			Book value	Market price	Net profit/loss			Market price	Net profit/loss
				Profit included	Loss included				Profit included	Loss included		
Bonds held to maturity	36,957	37,498	541	541	-0	26,958	27,561	603	603	-0	37,498	541
Domestic bonds	5,961	6,503	541	541	-	5,960	6,563	603	603	-	6,503	541
Other securities	30,995	30,995	-0	0	-0	20,998	20,998	-0	0	-0	30,995	-0
Bonds corresponding to policy reserve	836,544	856,645	20,101	23,418	-3,316	909,294	942,126	32,832	32,869	-37	856,645	20,101
Shares of subsidiaries and affiliated companies	-	-	-	-	-	-	-	-	-	-	-	-
Other marketable securities	2,661,387	2,727,239	65,851	130,243	-64,391	2,599,226	2,601,648	2,421	101,243	-98,821	2,744,158	82,770
Public & corporate bonds	1,332,739	1,378,005	45,265	48,223	-2,957	1,444,127	1,499,778	55,650	56,430	-779	1,378,515	45,776
Shares	381,345	354,201	-27,144	17,300	-44,444	422,499	359,580	-62,919	10,356	-73,275	368,195	-13,150
Foreign securities	878,348	923,211	44,862	61,126	-16,263	667,724	679,699	11,975	34,208	-22,233	925,609	47,260
Public & corporate bonds	797,809	858,248	60,438	60,802	-364	589,838	622,112	32,274	34,144	-1,869	860,153	62,343
Shares & others	80,539	64,963	-15,575	323	-15,899	77,886	57,586	-20,299	63	-20,363	65,455	-15,083
Other securities	63,228	65,961	2,733	3,457	-723	44,068	41,622	-2,446	83	-2,529	65,978	2,749
Monetary claims purchased	5,725	5,859	133	135	-1	20,806	20,968	161	164	-3	5,859	133
Certificate of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-
Total	3,534,889	3,621,383	86,494	154,202	-67,708	3,535,480	3,571,337	35,856	134,716	-98,859	3,638,302	103,412
Public & corporate bonds	2,175,245	2,241,153	65,908	72,182	-6,274	2,359,382	2,448,469	89,086	89,904	-817	2,241,664	66,418
Shares	381,345	354,201	-27,144	17,300	-44,444	422,499	359,580	-62,919	10,356	-73,275	368,195	-13,150
Foreign securities	878,348	923,211	44,862	61,126	-16,263	667,724	679,699	11,975	34,208	-22,233	925,609	47,260
Public & corporate bonds	797,809	858,248	60,438	60,802	-364	589,838	622,112	32,274	34,144	-1,869	860,153	62,343
Shares & others	80,539	64,963	-15,575	323	-15,899	77,886	57,586	-20,299	63	-20,363	65,455	-15,083
Other securities	63,228	65,961	2,733	3,457	-723	44,068	41,622	-2,446	83	-2,529	65,978	2,749
Monetary claims purchased	36,721	36,855	133	135	-1	41,805	41,966	161	164	-3	36,855	133
Certificate of deposit	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	-

(Note) 1. This table includes certificates, like CD (certificate of deposit), that should be treated in the same manner as securities under the Securities and Exchange Law.

2. Monetary trusts does not include anything to be categorized into other than marketable securities.

3. The average value during the last month of end of the term is applied to the market price of domestic and foreign shares and the exchange rate of foreign-currency-denominated assets.

[Reference] indicates market price data when the market price and the exchange rate at the end of 1st quarter of FY2003 are applied.

- The book value of securities without any market price is as follows:

(million yen)

Category	End of 1st Quarter of FY 2003	End of FY2002
Bonds held to maturity	10,000	-
Unlisted foreign bonds	-	-
Others	10,000	-
Bonds corresponding to policy reserve	-	-
Shares of subsidiaries and affiliated companies	18,816	18,816
Other marketable securities	104,150	98,135
Unlisted domestic shares (except OTC-traded shares)	8,032	8,083
Unlisted foreign shares (except OTC-traded shares)	90,000	90,000
Unlisted foreign bonds	-	-
Others	6,117	51
Total	132,966	116,951

(b) Market price data of monetary trusts

(million yen)

Category	End of 1st Quarter of FY 2003					End of FY2002				
	Amount on B.S.	Market price	Net profit/loss			Amount on B.S.	Market price	Net profit/loss		
				Profit included	Loss included				Profit included	Loss included
Monetary trusts	57,188	57,188	-	-	-	55,619	55,619	-	-	-

・Marketable monetary trusts

(million yen)

Category	End of 1st Quarter of FY 2003		End of FY2002	
	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period	Amount on B.S.	Appraisal profit/loss included in profit/loss for current period
Marketable securities	55,637	3,431	56,882	1,754

(Note) The above are securities held with monetary trusts.

・Monetary trusts for bonds held to maturity, bonds corresponding to policy reserve and other securities.

(million yen)

Category	End of 1st Quarter of FY 2003					End of FY2002				
	Book value	Market price	Net profit/loss			Book value	Market price	Net profit/loss		
				Profit included	Loss included				Profit included	Loss included
Bonds held to maturity	-	-	-	-	-	-	-	-	-	-
Bonds corresponding to policy reserve	-	-	-	-	-	-	-	-	-	-
Other marketable securities	50	50	-	-	-	50	50	-	-	-

(c) Market price data of derivative transactions (total of transactions to which hedge accounting applied and not applied)

(i) Breakdown of net profits/losses (breakdown of transactions to which hedge accounting is applied and not applied)

(million yen)

		Currency-related derivative transactions	Share-related derivative transactions	Bond-related derivative transactions	Others	Total
With hedge accounting	12878	-1200	-	-	-	11677
Without hedge accounting	-75	-1050	-980	-326	-3	-2436
Total	12802	-2251	-980	-326	-3	9240

(Note) 1. Net profits/losses on transactions with market-price hedging applied (-1,200 million yen on currency-related transactions) out of transactions with hedge accounting applied and net profits/losses on transactions without hedge accounting applied are posted on the Income Statement.

2. Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest receivable on interest-rate swapping with hedge accounting applied.

(ii) Interest-rate-related derivative transactions

(million yen)

Category	Type	End of 1st Quarter of FY 2003				End of FY2002			
		Contracted amount	More than 1 year	Market price	Profit/loss	Contracted amount	More than 1 year	Market price	Profit/loss
Exchange	Interest rate futures								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Interest rate options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Forward rate agreement								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Interest rate options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Interest rate swap								
	Receipt at fixed rates/payment at variable rates	321,082	225,827	13,751	13,751	337,002	253,447	16,176	16,176
	Payment at fixed rate/receipt at variable rates	100,000	-	-948	-948	100,000	-	-1,887	-1,887
	Receipt at variable rates／payment at variable rates	-	-	-	-	-	-	-	-
	Others								
	Short position	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					12,802				14,289

(Note) 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. Net profit/loss indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

(iii) Currency-related derivative transactions

(million yen)

Category	Type	End of 1st Quarter of FY 2003 Contracted amount	More than 1 year	Market price	Profit/loss	End of FY2002 Contracted amount	More than 1 year	Market price	Profit/loss
Exchange	Currency futures								
	Short	-	-	-	-	-	-	-	-
	Long	-	-	-	-	-	-	-	-
	Currency future options								
	Short								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Forward currency agreement								
	Short	-	-	-	-	-	-	-	-
	Long	-	-	-	-	-	-	-	-
	Exchange contract								
	Short	544,756	-	545,589	-832	396,180	-	401,455	-5,275
	(US$ included)	249,741	-	252,391	-2,650	224,755	-	227,172	-2,417
	(Euro included)	223,551	-	221,445	2,105	165,898	-	168,644	-2,745
	(Sterling pound included)	35,375	-	35,729	-353	5,525	-	5,638	-113
	(Canadian$ included)	17,378	-	17,727	-349	-	-	-	-
	(Swedish krone included)	18,710	-	18,295	414	-	-	-	-
	Long	10,616	-	10,675	59	27,510	-	27,570	60
	(US$ included)	10,616	-	10,675	59	27,510	-	27,570	60
	Currency options								
	Short								
	Call	173,189	-			47,730	-		
		(966)		1,661	-695	(284)		359	-75
	(US$ included)	68,674	-			20,583	-		
		(396)		663	-266	(105)		124	-18
	(Euro included)	66,849	-			18,054	-		
		(436)		465	-28	(126)		205	-78
	(Sterling pound included)	5,830	-			9,091	-		
		(38)		111	-72	(52)		30	22
	(Canadian$ included)	25,559	-			-	-		
		(78)		415	-337	(-)		-	-
	(Swedish krone included)	6,275	-			-	-		
		(16)		6	10	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	164,326	-			44,800	-		
		(966)		184	-781	(284)		13	-271
	(US$ included)	65,088	-			19,255	-		
		(396)		16	-380	(105)		8	-96
	(Euro included)	64,253	-			16,988	-		
		(436)		148	-288	(126)		0	-126
	(Sterling pound included)	5,610	-			8,556	-		
		(38)		-	-38	(52)		4	-48
	(Canadian$ included)	23,575	-			-	-		
		(78)		3	-74	(-)		-	-
	(Swedish krone included)	5,800	-			-	-		
		(16)		15	-0	(-)		-	-
	Currency swap	-	-	-	-	-	-	-	-
	Others								
	Short	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long	-	-			-	-		
		(-)		-	-	(-)		-	-
	Total				-2,251				-5,561

(Note) 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. The futures rate is used as the exchange rate as of the end of the fiscal year.

3. This disclosure excludes foreign-currency-denominated monetary receivables and payables which are recorded in yen in the Balance Sheet, because their settlement amount in yen is fixed based on the exchange contract.

4. Net profit/loss indicates the difference between the contracted amount and the market price for futures and forward transactions, the difference between the option premium and the market price for options transactions, and the market price for swap transactions.

(iv) Share-related derivative transactions

(million yen)

Category	Type	End of 1st Quarter of FY 2003: Contracted amount	More than 1 year	Market price	Profit/loss	End of FY2002: Contracted amount	More than 1 year	Market price	Profit/loss
Exchange	Stock index futures								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Stock index options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Stock Options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Forward agreement								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Stock index futures								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	70,000	-			-	-		
		(1,563)		579	-983	(-)		-	-
	Stock index options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	899	-			-	-		
		(12)		9	2	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					-980				-

(Note) 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. Net profit/loss indicates the difference between the contracted amount and the market price for futures transactions, the difference between the option premium and the market price for options transactions.

(v) Bond-related derivative transactions

(million yen)

Category	Type	End of 1st Quarter of FY 2003				End of FY2002			
		Contracted amount	More than 1 year	Market price	Profit/loss	Contracted amount	More than 1 year	Market price	Profit/loss
Exchange	Bond futures								
	Short position	-	-	-	-	-	-	-	-
	Long position	-	-	-	-	-	-	-	-
	Bond futures options								
	Short position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
OTC	Options								
	Short position								
	Call	-	-			5,000	-		
		(-)		-	-	(10)		8	1
	Put	31,734	-			22,000	-		
		(92)		419	-326	(101)		27	73
	Long position								
	Call	-	-			-	-		
		(-)		-	-	(-)		-	-
	Put	-	-			-	-		
		(-)		-	-	(-)		-	-
Total					-326				75

(Note) 1. Parenthesized figures are option premiums included in the Balance Sheet.

2. Net profit/loss indicates the difference between the contracted amount and the market price for futures transactions, the difference between the option premium and the market price for options transactions.

(vi) Others

(million yen)

Category	Type	End of 1st Quarter of FY 2003				End of FY2002			
		Contracted amount	More than 1 year	Market price	Profit/loss	Contracted amount	More than 1 year	Market price	Profit/loss
OTC	Credit/Default/Swap								
	Protection short position	10,000	10,000	-3	-3	10,000	10,000	-69	-69
	Protection long position	-	-	-	-	-	-	-	-
Total					-3				-69

(Note) Net profit/loss indicates the market price.

<Reference data>

● Projection of Business Performance for Fiscal Year ending March 2004

Projections of business performance forecasted as of today and projections of business performance presented in the financial statements for FY March 2003 closing (which were disclosed on May 22, 2003) are concurrently attached in the following for your reference:

(Consolidated)

(hundred million yen)

	Current forecasts	Previous forecasts	(% change)
Ordinary revenue	11,890	11,890	(-)
Ordinary profit	239	239	(-)
Net income	37	37	(-)

(Non-consolidated)

(hundred million yen)

	Current forecasts	Previous forecasts	(% change)
Ordinary revenue	11,720	11,720	(-)
Income from insurance premiums	8,605	8,605	(-)
Ordinary profit	260	260	(-)
Base profit	330	294	(12.2% up)
Net income	64	64	(-)
Unappropriated income	329	329	(-)
Dividend par share	(6 months) - yen (Full year) 1,500 yen	(6 months) - yen (Full year) 1,500 yen	(-) (-)
Amount of new policies	30,758	30,758	(-)
Amount of policies in force	163,514	165,908	(1.4 % down)
Amount of surrender and lapse	13,498	12,106	(11.5 % up)
Ratio of surrender and lapse	8.84 %	7.93%	(0.91% up)
Negative spread	354	386	(8.29 % down)
Average assumed rate of return	2.94 %	2.94%	(-)
Total assets	64,372	64,372	(-)

* The amount of new policies and policies in force are the total of individual insurance and individual annuity policies.
  The amount of new policies includes the net increase from transfer.

* The projections of business performance presented above may substantially vary in the future due to varied causes.

File No. 82-34738

EXHIBIT 6

Press release dated August 25, 2003, regarding Partial Revision to Supplementary Data for Financial Closing for Fiscal Year 2002 (ended March 31, 2003)

(English Translation)

August 25, 2003

Taiyo Life Insurance Company (Code Number: 8796)
Daido Life Insurance Company (Code Number: 8799)

Partial Revision to Supplementary Data for Financial Closing for Fiscal Year 2002 (ended March 31, 2003)

The solvency margin ratio for T&D Financial Life Insurance Company ("**TDF**"), a wholly-owned subsidiary of Taiyo Life Insurance Company ("**Taiyo**") and Daido Life Insurance Company ("**Daido**"), as announced on May 22, 2003 in the "Supplementary Data for Financial Closing for Fiscal Year 2002", is hereby revised as follows.

There has been no revision to the solvency margin ratios for Taiyo and Daido.

1. Areas of Revision:

Supplementary Data for Financial Closing for Fiscal Year 2002

Company Name	Item	Page
Taiyo	Supplementary Data for Financial Closing for Fiscal Year 2002 11. Solvency Margin Ratio (Status of Solvency for Claims of Affiliated Insurers) (Subsidiary: T&D Financial Life Insurance Company) Current Consolidated FY (As of March 31, 2003)	Supp. 47
Daido	Supplementary Materials for the Fiscal 2002 Financial Results 6. Solvency Margin Ratio (T&D Financial Life Insurance Company)	36

2. Content of Revision:

(In millions of yen)

Items	Current consolidated FY (As of March 31,2003)	
	Original	Revised
Gross Amount of Solvency Margin	26,815	26,815
Total capital	23,891	23,891
Reserve for price fluctuations	101	101
Contingency reserve	174	174
General reserve for possible loan losses	355	355
Net unrealized gains on available-for-sale securities × 90% (100% in the case of unrealized losses)	641	641
Gains or losses on valuation of land × 85% (100% in the case of losses)	9	9
Means of raising liability capital, etc.	—	—
Deductions	—	—
Other	1,641	1,641
Aggregate risks $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	5,191	5,197
Amount equivalent to insurance risks R_1	3,788	3,788
Amount equivalent to guaranteed interest rate risks R_2	477	477
Amount equivalent to investment risks R_3	2,756	2,764
Amount equivalent to management administration risks R_4	210	210
Solvency Margin Ratio $\frac{(A)}{(1/2)\times(B)} \times 100$	1,033.0%	1,031.9%

Notes: 1. The foregoing is calculated on the basis of the provisions of Articles 86, 87, 161, 162 and 190 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. "Total capital" above represents the amount of "Total capital" as reported on the balance sheet minus differential on valuation of securities

3. Reasons for Revision:

In the "Total risk" amount, there was a calculation error in the "Amount equivalent to market risk", the "Amount equivalent to credit risk" and the "Amount equivalent to risk from derivative transactions", all included in the "Investment risk" (R_3 above).

With respect to investment trusts, there was an error in the amount included of one investment trust in the calculation of the relevant portion of total investment trusts to be treated as subject to risk. A revision was made based on the correct amount and the division of investments so that the "Amount equivalent to market fluctuation risk", the "Amount equivalent to credit risk" and the "Amount equivalent to risk from derivative transactions" were adjusted.

As a result, the "Investment risk" was adjusted to 2,764 million yen from 2,756 million yen (an increase of 8 million yen).

Please note that it is possible that information which may be important to investors might be posted on this Web site less than 12 hours after it has been released by Taiyo Life Insurance Company (which is technically considered to be a "pre-announcement" period under Article 30 of the Regulations Pertaining to the Securities Law). In that case, investors who saw such "pre-announcement" information on this site would be classified as persons receiving first-hand information as defined by the statutes governing insider trading. Be advised that if such investors were to buy or sell shares in the Company during this "pre-announcement" period, they could be considered to be in violation of the insider trading provisions of the Securities Law.